FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2005

                                 HSBC Bank PLC

                   8 Canada Square, London, E14 5HQ, England


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F... X    Form 40-F... ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes...         No....X ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                    82-........................   ]




                          HSBC BANK PLC - BOARD CHANGE

H A ('Tony') Rose has retired as a non-executive Director of HSBC Bank plc and as Chairman of the Bank's Audit Committee with effect from the conclusion of the Board meeting held on 25 May 2005.

Tony served as a non-executive director of HSBC Bank plc for eight years. The Board of HSBC Bank plc would like to extend its gratitude to him for his invaluable service and to wish him well for the future.

A R D Monro-Davies, currently a non-executive Director of HSBC Bank plc and a member of the Bank's Audit Committee, has been appointed Chairman of the Audit Committee in succession to Tony Rose.

Note to editors:

The HSBC Group
HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. Serving over 110 million customers worldwide, the HSBC Group has approximately 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HSBC Bank plc



                                By:
                                Name:   N S Black
                                Title:  Assistant secretary



Dated: 26 May 2005